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                            INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Turbodyne Technologies Inc.

The audits referred to in our report dated April 3, 1998, included the related financial statement schedule as of December 31, 1997 and for each of the years in the three-year period ended December 31, 1997, included in the registration statement. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits. In our opinion, such financial statement schedule taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein.

/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP



Los Angeles, California
September 25, 1998